UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 5, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On June 27, 2012, Navios Maritime Holdings Inc. (the “Company”) and its wholly owned finance subsidiary, Navios Maritime Finance (US) Inc. (“NMF”), announced the proposed private offering of approximately $88 million in aggregate principal amount of 8 7/8% first priority ship mortgage notes due 2017 (the “Notes”). On June 27, 2012, the Company also announced that it and NMF had priced $88 million in aggregate principal amount of Notes at 100% plus accrued interest from May 1, 2012. The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Copies of these press releases are furnished as Exhibits 99.1 and 99.2 to this Report and are incorporated herein by reference.

The terms of the Notes are identical to the $400 million of 8 7/8% first priority ship mortgage notes due 2017 that were issued in November 2009 (the “Existing Notes”) and will be secured by first priority ship mortgages on 17 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. On the issue date of the Notes, each of the Company’s direct and indirect subsidiaries that guarantee the Existing Notes will guarantee the Notes. The Notes and the Existing Notes will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes will rank equally with the Existing Notes. Because the Existing Notes are now unrestricted, the Notes and the Existing Notes will initially have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes exchanged in the exchange offer and the Existing Notes will have the same CUSIP number.

The sale of the Notes is expected to be consummated on or about July 10, 2012, subject to customary closing conditions.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 5, 2012